Godfrey & Kahn, S.C.
One East Main Street, Suite 500
Madison, WI 53703

May 6, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:	Dividend and Income Fund and Bexil Advisers, LLC (File No. 812-14950); Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:
On behalf of Dividend and Income Fund and Bexil Advisers LLC (collectively, the “Applicants”), we submitted an application (the “Application”) on September 13, 2018, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Section 19(b) of the Act and Rule 19b-1 thereunder. After further consideration, the Applicants have determined to withdraw the Application.
Accordingly, we are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.
If you have any questions regarding this matter, please do not hesitate to contact me at 608-284-2226.

Very truly yours,

/s/ Pamela M. Krill

Pamela M. Krill